UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2022

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year 2021 Results,” dated February 10, 2022.

Exhibit

99.1	Press Release dated February 10, 2022

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year 2021 Results and Declares Dividend

HAMILTON, Bermuda – (PRNewswire) – February 10, 2022 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the fourth-quarter and full-year ended December 31, 2021.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD			Full-Year
	Q4 2021	Q3 2021	Q4 2020	2021	2020
Lease rental income	$198,222	$195,830	$161,491	$750,730	$600,873
Gain on sale of owned fleet containers, net	$16,007	$20,028	$7,820	$67,229	$27,230
Income from operations	$113,986	$114,037	$71,816	$430,131	$221,599
Net income attributable to common shareholders	$72,885	$64,729	$44,260	$273,459	$72,822
Net income attributable to common shareholders per diluted common share	$1.45	$1.28	$0.87	$5.41	$1.36
Adjusted net income (1)	$73,229	$76,502	$41,147	$284,087	$87,277
Adjusted net income per diluted common share (1)	$1.46	$1.52	$0.81	$5.62	$1.63
Adjusted EBITDA (1)	$182,150	$184,240	$136,834	$697,948	$476,210
Average fleet utilization (2)	99.7%	99.8%	98.5%	99.8%	96.6%
Total fleet size at end of period (TEU) (3)	4,322,367	4,264,946	3,774,053	4,322,367	3,774,053
Owned percentage of total fleet at end of period	92.8%	92.6%	88.0%	92.8%	88.0%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $273.5 million for the full year, or $5.41 per diluted common share and $72.9 million for the fourth quarter of 2021, or $1.45 per diluted common share;
•

Adjusted net income of $284.1 million for the full year, or $5.62 per diluted common share, as compared to $87.3 million, or $1.63 per diluted common share in the prior year. Adjusted net income of $73.2 million for the fourth quarter of 2021, or $1.46 per diluted common share, as compared to $76.5 million, or $1.52 per diluted common share in the third quarter of 2021;

•

Adjusted EBITDA of $697.9 million for the full year, as compared to $476.2 million in the prior year. Adjusted EBITDA of $182.2 million for the fourth quarter of 2021, as compared to $184.2 million in the third quarter of 2021;

•	Average and ending utilization rate for the fourth quarter of 99.7%;
•

Invested $251 million in containers delivered during the fourth quarter, for a total $2.0 billion delivered through the full year, virtually all of which are currently on lease with tenors in excess of 12 years;

•

Repurchased 741,163 shares and 2,426,725 shares of common stock at an average price of $35.60 per share and $29.70 per share during the fourth quarter and full year of 2021, respectively. As of the end of the year, the remaining authority under the share repurchase program totaled $51.1 million;

•

Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on March 15, 2022, to holders of record as of March 4, 2022; and

•	Textainer’s board of directors approved and declared a $0.25 per common share cash dividend in the fourth quarter of 2021, payable on March 15, 2022 to holders of record as of March 4, 2022.

“We are very pleased to report another quarter of strong performance, which provided a fantastic finish to a tremendous year. For the full year 2021, lease rental income increased 25% to $751 million, driven by organic fleet growth in a strong demand environment. Adjusted EBITDA increased by 47% to $698 million, reflecting our ongoing profitability focus, as well as a favorable lease and resale environment. Adjusted net income increased 226% to $284 million, or $5.62 per diluted share, and represents an ROE of almost 21% for the year.

For the fourth quarter of 2021, we achieved lease rental income of $198 million, adjusted EBITDA of $182 million, and adjusted net income of $73 million or $1.46 per diluted common share. We expect to continue achieving favorable results over the next several years, as we benefit from stability and reduced cyclicality risk provided by the long tenors of our fixed-rate leases and fixed-rate debt. We are very well positioned through the attractive and flexible terms, pricing and reliable sourcing of our debt financing platform, methodically enhanced and optimized over the course of the last few years,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“We deployed $251 million in capex during the fourth quarter for a total of approximately $2 billion for the year, bringing our fleet to over 4.3 million TEU. Although we continue to see opportunities for growth at attractive yields in the new year, we are starting to see more normalized levels of container capex following a record year. As trade volume remains elevated, shipping lines have continued to grow their capacity while also positioning additional containers in locations with surplus demand. The impact from Covid also continues to affect the overall market, prolonging the current supply-chain disruptions which create additional demand for containers.”

“Lease terms remain attractive, with favorable rates and lease tenors continuing to exceed 12 years on average for new containers. It is important to emphasize that with all future capex opportunities, we remain focused on yields and profitability and will only invest when our targets can be achieved on the basis of mostly confirmed lease opportunities. We also continue to successfully extend expiring leases into life-cycle-leases, with maturities extending through the remaining useful life of the containers.”

“In summary, 2021 was a tremendous year for Textainer. We achieved outstanding performance across all our key operating metrics, with the company now considerably stronger and better protected against cyclicality than in prior years. I'm very proud of the strong execution across the organization, which has secured our profitability and cash flow for many years to come. As we look out at 2022 and beyond, we are strategically well positioned in the market, with extremely competitive metrics across the company. Our strong cash flows and financial stability will enable us to create significant shareholder value, through further strategic capex as well as continued capital returns to shareholders through our reinstated dividend program and ongoing share repurchase program,” concluded Ghesquiere.

Fourth-Quarter and Full-Year Results

Lease rental income for the year increased $149.9 million from 2020 due to an increase in fleet size, average rental rate and utilization. Lease rental income for the quarter increased $2.4 million from the third quarter of 2021 due to an increase in fleet size and average rental rate.

Trading container margin for the year increased $7.2 million from 2020, due to an increase in the average per unit margin, partially offset by a decrease in the number of containers sold. Trading container margin for the quarter decreased $0.9 million from the third quarter of 2021, due to a decrease in the average per unit margin, partially offset by an increase in the number of containers sold.

Gain on sale of owned fleet containers, net for the year increased $40.0 million from 2020, due to an increase in the average gain per container sold, partially offset by a reduction in the number of containers sold. Gain on sale of owned fleet containers, net for the quarter decreased $4.0 million from the third quarter of 2021, due to a decrease in the number of containers sold, partially offset by an increase in the average gain per container sold.

Direct container expense – owned fleet for the year decreased $31.8 million from 2020, which includes lower storage costs and maintenance and handling expense due to higher utilization.

Distribution to managed fleet container investors for the year decreased $7.0 million from 2020, in line with a decrease in the managed fleet size.

Depreciation expense for the year increased $19.9 million from 2020, due to an increase in fleet size, partially offset by a decrease due to improved mark to market value adjustments on certain containers held for sale.

General and administrative expense for the year increased $4.6 million from 2020, primarily because of an increase in incentive compensation and employee benefit costs resulting from improved company performance and IT system enhancement costs.

Interest expense for the year increased $4.0 million from 2020, and increased $1.8 million compared to the third quarter of 2021, due to a higher average debt balance from funding increased container investment, partially offset by a decrease in our average effective interest rate.

Debt termination expense for 2021 amounted to $15.2 million, which included a $10.6 million loan termination payment and a $4.2 million write-off of unamortized deferred debt issuance costs, resulting from the early redemption of certain higher-priced fixed-rate asset backed notes with proceeds from our lower-priced debt facilities. Debt termination expense for 2020 amounted to $8.8 million, resulting from the early redemption of certain higher-price fixed-rate asset backed notes with proceeds from our lower-priced debt facilities.

Realized loss on financial instruments, net for the year decreased $6.7 million from 2020, primarily due to the termination of all interest rate swaps not designated under hedge accounting during the second and third quarter of 2021. As of September 30, 2021, all of our outstanding interest rate swaps were designated under hedge accounting and will no longer generate realized or unrealized gain (loss) on financial instruments.

Conference Call and Webcast

A conference call to discuss the financial results for the fourth quarter and full year of 2021 will be held at 5:00 pm Eastern Time on Thursday, February 10, 2022. The dial-in number for the conference call is 1-855-327-6837 (U.S. & Canada) and 1-631-891-4304 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 4.3 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 130,000 containers per year for the last five years to more than 1,000 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) We expect to continue achieving favorable results over the next several years; (ii) We continue to see opportunities for growth at attractive yields in the new year; (iii) We are strategically well positioned in the market, with extremely competitive metrics across the company. Our strong cash flows and financial stability will enable us to create significant shareholder value, through further strategic capex as well as continued capital returns to shareholders through our reinstated dividend program and ongoing share repurchase program; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Revenues:
Lease rental income - owned fleet	$185,167	$146,118	$694,693	$538,425
Lease rental income - managed fleet	13,055	15,373	56,037	62,448
Lease rental income	198,222	161,491	750,730	600,873

Management fees - non-leasing	614	1,547	3,360	5,271

Trading container sales proceeds	9,397	7,274	32,045	31,941
Cost of trading containers sold	(7,673)	(5,896)	(21,285)	(28,409)
Trading container margin	1,724	1,378	10,760	3,532

Gain on sale of owned fleet containers, net	16,007	7,820	67,229	27,230

Operating expenses:
Direct container expense - owned fleet	5,590	10,315	23,384	55,222
Distribution expense to managed fleet container investors	11,590	14,092	50,360	57,311
Depreciation expense	72,915	65,609	281,575	261,665
Amortization expense	250	806	2,540	2,572
General and administrative expense	12,199	11,008	46,462	41,880
Bad debt recovery, net	(60)	(1,342)	(1,285)	(1,668)
Container lessee default expense (recovery), net	97	(68)	(1,088)	(1,675)
Total operating expenses	102,581	100,420	401,948	415,307
Income from operations	113,986	71,816	430,131	221,599
Other (expense) income:
Interest expense	(34,888)	(27,973)	(127,269)	(123,230)
Debt termination expense	(131)	—	(15,209)	(8,750)
Interest income	40	52	123	531
Realized loss on financial instruments, net	(118)	(3,395)	(5,634)	(12,295)
Unrealized (loss) gain on financial instruments, net	(272)	3,390	4,409	(6,044)
Other, net	120	685	(490)	1,488
Net other expense	(35,249)	(27,241)	(144,070)	(148,300)
Income before income taxes	78,737	44,575	286,061	73,299
Income tax (expense) benefit	(883)	463	(1,773)	374
Net income	77,854	45,038	284,288	73,673
Less: Dividends on preferred shares	4,969	—	10,829	—
Less: Net income attributable to the noncontrolling interest	—	778	—	851
Net income attributable to common shareholders	$72,885	$44,260	$273,459	$72,822
Net income attributable to common shareholders per share:
Basic	$1.48	$0.88	$5.51	$1.37
Diluted	$1.45	$0.87	$5.41	$1.36
Weighted average shares outstanding (in thousands):
Basic	49,093	50,517	49,624	53,271
Diluted	50,097	51,110	50,576	53,481

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$206,210	$131,018
Accounts receivable, net of allowance of $1,290 and $2,663, respectively	125,746	108,578
Net investment in finance leases, net of allowance of $100 and $169, respectively	113,048	78,459
Container leaseback financing receivable, net of allowance of $38 and $98, respectively	30,317	27,076
Trading containers	12,740	9,375
Containers held for sale	7,007	15,629
Prepaid expenses and other current assets	14,184	13,713
Due from affiliates, net	2,376	1,509
Total current assets	511,628	385,357
Restricted cash	76,362	74,147
Marketable securities	2,866	—
Containers, net of accumulated depreciation of $1,851,664 and $1,619,591, respectively	4,731,878	4,125,052
Net investment in finance leases, net of allowance of $643 and $1,164 respectively	1,693,042	801,501
Container leaseback financing receivable, net of allowance of $75 and $326, respectively	323,830	336,792
Derivative instruments	12,278	47
Deferred taxes	1,073	1,153
Other assets	14,487	17,327
Total assets	$7,367,444	$5,741,376
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$22,111	$24,385
Container contracts payable	140,968	231,647
Other liabilities	4,895	2,288
Due to container investors, net	17,985	18,697
Debt, net of unamortized costs of $8,624 and $8,043, respectively	380,207	408,365
Total current liabilities	566,166	685,382
Debt, net of unamortized costs of $32,019 and $18,639, respectively	4,960,313	3,706,979
Derivative instruments	2,139	29,235
Income tax payable	10,747	10,047
Deferred taxes	7,589	6,491
Other liabilities	39,236	16,524
Total liabilities	5,586,190	4,454,658
Equity:
Textainer Group Holdings Limited shareholders' equity:
Preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
6.25% Series B fixed rate cumulative redeemable perpetual preferred shares, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,503,710 shares issued and 48,831,855 shares outstanding at 2021; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020	595	587
Treasury shares, at cost, 10,671,855 and 8,245,130 shares, respectively	(158,459)	(86,239)
Additional paid-in capital	428,945	416,609
Accumulated other comprehensive gain (loss)	9,750	(9,744)
Retained earnings	1,200,423	938,395
Total Textainer Group Holdings Limited shareholders’ equity	1,781,254	1,259,608
Noncontrolling interest	—	27,110
Total equity	1,781,254	1,286,718
Total liabilities and equity	$7,367,444	$5,741,376

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income	$284,288	$73,673
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	281,575	261,665
Bad debt recovery, net	(1,285)	(1,668)
Container recovery from lessee default, net	(4,868)	(260)
Unrealized (gain) loss on financial instruments, net	(4,409)	6,044
Amortization of unamortized debt issuance costs and accretion of bond discounts	9,845	8,112
Debt termination expense	15,209	8,750
Amortization of intangible assets	2,540	2,572
Gain on sale of owned fleet containers, net	(67,229)	(27,230)
Share-based compensation expense	6,699	4,723
Changes in operating assets and liabilities	89,418	59,874
Total adjustments	327,495	322,582
Net cash provided by operating activities	611,783	396,255
Cash flows from investing activities:
Purchase of containers and fixed assets	(2,083,819)	(746,145)
Payment on container leaseback financing receivable	(18,705)	(116,263)
Proceeds from sale of containers and fixed assets	142,276	151,021
Receipt of principal payments on container leaseback financing receivable	30,119	21,485
Net cash used in investing activities	(1,930,129)	(689,902)
Cash flows from financing activities:
Proceeds from debt	4,863,756	2,114,260
Payments on debt	(3,635,663)	(1,799,870)
Payment of debt issuance costs	(27,895)	(13,637)
Proceeds from container leaseback financing liability, net	16,305	—
Principal repayments on container leaseback financing liability, net	(3,314)	(12,825)
Issuance of preferred shares, net of underwriting discount	290,550	—
Purchase of treasury shares	(72,220)	(68,493)
Issuance of common shares upon exercise of share options	9,043	1,295
Dividends paid on common shares	(12,285)	—
Dividends paid on preferred shares	(9,975)	—
Purchase of noncontrolling interest	(21,500)	—
Other	(970)	—
Net cash provided by financing activities	1,395,832	220,730
Effect of exchange rate changes	(79)	177
Net increase (decrease) in cash, cash equivalents and restricted cash	77,407	(72,740)
Cash, cash equivalents and restricted cash, beginning of the year	205,165	277,905
Cash, cash equivalents and restricted cash, end of the year	$282,572	$205,165

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss and settlement of derivative instruments	$145,711	$126,958
Income taxes paid	$1,567	$34
Receipt of payments on finance leases, net of income earned	$104,770	$44,569
Supplemental disclosures of noncash operating activities:
Receipt of marketable securities from a lessee	$5,789	$-
Right-of-use asset for leased properties	$272	$574
Supplemental disclosures of noncash investing activities:
(Decrease) Increase in accrued container purchases	$(90,679)	$222,253
Containers placed in finance leases	$1,043,323	$635,004

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding debt termination expense, unrealized (loss) gain on derivative instruments and marketable securities and the related impacts on income taxes and non-controlling interest. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and twelve months ended December 31, 2021 and 2020 and for the three months ended September 30, 2021.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Years Ended,
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$72,885	$64,729	$44,260	$273,459	$72,822
Adjustments:
Debt termination expense	131	11,866	—	15,209	8,750
Unrealized loss (gain) on financial instruments, net	272	(83)	(3,390)	(4,409)	6,044
Loss on settlement of pre-existing management agreement	—	116	—	116	—
Impact of reconciling items on income tax	(59)	(126)	37	(288)	(142)
Impact of reconciling items attributable to the noncontrolling interest	—	—	240	—	(197)
Adjusted net income	$73,229	$76,502	$41,147	$284,087	$87,277

Adjusted net income per diluted common share	$1.46	$1.52	$0.81	$5.62	$1.63

	Three Months Ended,			Years Ended,
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$72,885	$64,729	$44,260	$273,459	$72,822
Adjustments:
Interest income	(40)	(20)	(52)	(123)	(531)
Interest expense	34,888	33,128	27,973	127,269	123,230
Debt termination expense	131	11,866	—	15,209	8,750
Realized loss on derivative instruments, net	—	4	3,395	5,408	12,295
Unrealized loss (gain) on financial instruments, net	272	(83)	(3,390)	(4,409)	6,044
Loss on settlement of pre-existing management agreement	—	116	—	116	—
Income tax expense (benefit)	883	(59)	(463)	1,773	(374)
Net income attributable to the noncontrolling interest	—	—	778	—	851
Depreciation expense	72,915	72,839	65,609	281,575	261,665
Container (recovery) write-off from lessee default, net	(34)	918	(122)	(4,869)	(1,647)
Amortization expense	250	802	806	2,540	2,572
Impact of reconciling items attributable to the noncontrolling interest	—	—	(1,960)	—	(9,467)
Adjusted EBITDA	$182,150	$184,240	$136,834	$697,948	$476,210

	Three Months Ended,			Years Ended,
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$72,885	$64,729	$44,260	$273,459	$72,822
Adjustments:
Container (recovery) impairment	(140)	1,183	590	(5,254)	9,447
Loss on settlement of pre-existing management agreement	—	116	—	116	—
Impact of reconciling items on income tax	1	(35)	(4)	25	(90)
Impact of reconciling items attributable to the noncontrolling interest	—	—	(5)	—	(248)
Headline earnings	$72,746	$65,993	$44,841	$268,346	$81,931

Headline earnings per basic common share	$1.48	$1.34	$0.89	$5.41	$1.54
Headline earnings per diluted common share	$1.45	$1.31	$0.88	$5.31	$1.53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2022

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer